GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 MAY 29 AM 11:5

02034380

SUPPL

16 May 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

**Exemption File 82-5204** New GKN

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

dlw 5/29

16 May 2002

**GKN Chairman's AGM Statement**

At the Annual General Meeting of GKN plc in London today, Sir David Lees, Chairman made the following statement in relation to current trading:

"Turning now to current trading. Global car and light vehicle production in the first four months of this year has been a little better than expected, particularly in North America. However, vehicle production in Europe, our most important region, has been some 5% below last year with some wide regional variation.

"In aerospace, as we had foreseen, civil demand, which accounts for about 20% of our sales in this segment, continues to be depressed with a number of programme cancellations and delays. Military programmes, however, particularly in the USA, remain strong.

"Elsewhere agricultural markets are showing some small improvement but construction and heavy vehicle markets are still weak.

"In the first four months of the year, trading generally has been in line with the outlook statement we made in March. Our Automotive Driveline business has continued to perform strongly with the effect of higher than expected vehicle production in the US more than offset by lower demand elsewhere. Our Powder Metal business performance is steadily improving in line with our recovery plan. AgustaWestland has continued to trade well although results have been impacted by the costs of the consolidation previously announced for which an £11 Million charge has been taken against Group operating profit. Aerospace Services, as expected, has been affected by the depressed civil market. However, sales to military programmes continue to grow.

"The restructuring actions announced in October 2001 are now largely completed and 2002 charges will be within the £40 Million exceptional costs previously advised.

Although results are running ahead of our internal plans, they will be adversely affected in the first half, as we have already indicated, by lower demand in most of our markets and the cost of consolidation of UK helicopter operations. Provided there is no further deterioration in our major markets we expect that management action in our Powder Metal and Aerospace businesses will lead to an improving performance by the Group in the second half relative to the corresponding period last year."

Enquiries:
GKN Corporate Communications
020 7463 2424

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 MAY 29 AM 11:2?

10 May 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

**Exemption File 82-5204**

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

pp

**David Pavey**
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

**For Immediate Release** **9 May 2002**

## GKN acquisition to strengthen aerospace technology base

GKN plc today announces a further development of its aerospace technology base with its agreement to acquire ASTECH, Inc of the US which will build on the Group's existing capability in titanium structures and components.

ASTECH is a US technology leader in superalloy, honeycomb structures and a US market leader for key airframe and engine products which operate in high stress, high temperature environments. It supplies most US civil programmes and a number of current military aircraft. The cash consideration to be paid for the business is $32 million (£22 million).

ASTECH's technology and market leadership is based on welded titanium and alloy steel honeycomb panels which are formed into three dimensional structures using proprietary manufacturing processes.

This unique combination of material and manufacturing technologies produces noise reduction structures for civil aircraft and light weight, robust structures for high stress, high temperature areas of military airframes and engines. The business is also active in the civil and military aftermarket which GKN has identified as a growth opportunity.

ASTECH will be integrated organisationally with GKN Aerospace Chem-tronics Inc of San Diego, California. Chem-tronics is a leading supplier of advanced titanium components for military and civil airframes and engines and is also involved in the aerospace aftermarket.

Kevin Smith, GKN Managing Director, Aerospace, said: "We expect ASTECH to deliver significant growth. This is a profitable business with excellent technology which fits well with our existing titanium capabilities.

"ASTECH's products possess unique properties for military and civil aircraft. We can leverage our position on current military programmes to open up new opportunities, and technology trends in commercial aerospace also increasingly favour the use of superalloy honeycomb structures.

"The performance of modern aircraft places immense demands on key airframe and engine structures which are now very complex and require high levels of material and manufacturing